Exhibit 8.1

List of Subsidiaries

Subsidiaries		Place of Incorporation

Adagene (Hong Kong) Limited		Hong Kong

Adagene (Suzhou) Limited		PRC

Adagene Incorporated		Delaware, United States

ADAGENE PTE. LTD.		Singapore

ADAGENE AUSTRALIA PTY LTD		Australia

ADAGENE AG		Switzerland

Adagene Project C1 Pte. Ltd.	S	Singapore

Adagene (Suzhou) Limited Beijing Branch		PRC